1-10533

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03027226

FORM 11-K

ANNUAL REPORT



PROCESSING
JUL 16 2003
SECTION

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended
December 31, 2002

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Kennecott Corporation Savings Plan for Hourly Employees
8315 W. 3595 S.
P.O. Box 6001
Magna, UT 84044

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto, plc
6 St. James Square
London SW1Y 4LD
England



PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Financial Statements and Exhibits

(A) Financial Statements:

Kennecott Corporation Savings Plan for Hourly Employees
Report of Independent Accountants
Financial Statements Prepared in Accordance with the Financial Reporting Requirements of ERISA
Notes to Financial Statements
Supplemental Schedules to Financial Statements

(B) Exhibit: Consent of PricewaterhouseCoopers

(C) Exhibit: Sarbanes-Oxley Section 906 Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Hourly Employees Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Kennecott Savings Plan for Hourly Employees

By: ______________________________
R.S. Light
Chief Financial Officer
Kennecott Utah Copper Corporation

Dated: July 10, 2003

KENNECOTT CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

December 31, 2002 and 2001

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

CONTENTS

Report of Independent Auditors 1

Financial Statements:

Statements of Net Assets Available For Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4-18

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2002 20-22

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Kennecott Corporation Savings Plan for Hourly Employees.



PricewaterhouseCoopers LLP
Beneficial Life Tower, Suite 1700
36 South State Street
Salt Lake City UT 84111
Telephone (801) 531 9666
Facsimile (801) 933 8106

Report of Independent Accountants

To the Participants and Administrator of
the Kennecott Corporation Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kennecott Corporation Savings Plan for Hourly Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the 2002 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2003

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Assets		
Investments	$ 40,405,282	$ 50,123,390
Receivables:		
Employer contributions	34,090	40,671
Employee contributions	112,685	138,362
Total receivables	146,775	179,033
Net assets available for benefits	$ 40,552,057	$ 50,302,423

The accompanying notes are an integral part of the financial statements.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

Statements of Changes in Net Assets
Available for Benefits

	December 31, 2002	December 31, 2001
Additions (Deductions):		
Investment income (loss):		
Interest and dividends	$ 1,296,280	$ 1,724,688
Net depreciation in fair value of investments	(6,314,441)	(6,741,836)
Total investment loss	(5,018,161)	(5,017,148)
Contributions:		
Employee contributions	2,831,999	4,478,942
Employer contributions	842,303	1,262,671
Total contributions	3,674,302	5,741,613
Other deductions:		
Administrative fees	(13,986)	(12,412)
Benefits paid to participants	(8,392,521)	(6,675,711)
Total other deductions	(8,406,507)	(6,688,123)
Net decrease	(9,750,366)	(5,963,658)
Net assets available for benefits:		
Beginning of year	50,302,423	56,266,081
End of year	$ 40,552,057	$ 50,302,423

The accompanying notes are an integral part of the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Kennecott Corporation Savings Plan for Hourly Employees (the Plan) have been prepared on the accrual basis of accounting.

At December 31, 2002 and 2001, investments in fixed income and investment contracts were valued at fair value as determined by a third party investment manager. All other investments were valued at quoted market prices. Realized gains or losses on security transactions are determined on the trade date as the difference between proceeds received and average cost.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

2. USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. RISKS AND UNCERTAINTIES

The Plan provides for various investment options, in any combination of stocks, bonds, mutual funds and other investment securities as designated by the employee. Investment securities are exposed to various risks, such as interest rate and market fluctuations and credit risk. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term. Such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

4. RECLASSIFICATION

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 basis of presentation. These reclassifications had no effect on net assets available for benefits.

5. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary Plan description, "Savings Plan for Hourly Employees," which provides a detailed discussion of the Plan, benefits and vesting of participants.

General – The Plan is a defined contribution plan covering eligible, union represented, hourly employees of Kennecott Utah Copper Corporation and Participating Companies (collectively the Company), as defined in the Plan. Kennecott Utah Copper Corporation is an indirect wholly-owned subsidiary of Rio Tinto America, Inc., which is an indirect wholly-owned subsidiary of Rio Tinto plc. Rio Tinto plc and Rio Tinto Limited entered into a dual listed companies merger in 1995 with the affect that the two companies operate as one business organization. All eligible employees of the Company can participate in the Plan after completing three months of continuous service.

Contributions – In 2002, an eligible employee could make a contribution of 1% to 19% of his/her salary on a before-tax basis via payroll deductions up to a maximum of $11,000. In 2001, an eligible employee could make a contribution of 1% to 16% of his/her salary on a before-tax basis via payroll deductions up to a maximum of $10,500. Contributions are allocated among seventeen funds in 2002 and thirteen funds in 2001 as designated by the employee. The Company matches employee contributions $0.50 for every dollar contributed by the employee, up to 6% of base wages. The Company match is invested in the same manner as the employee's contribution.

Participant Accounts – Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of their account plus earnings thereon is based on years of service. As of January 1, 2002, a participant is 100% cliff vested after three years of credited service. Prior to January 1, 2002, a participant was 100% cliff vested after five years credited service. In the event of death or permanent disability, a participant becomes fully vested in the Company contributions and earnings thereon.

Payment of Benefits – On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum payment. Benefit payments of $53,230 and $0 were requested before year-end and paid after year-end for the years ended December 31, 2002 and 2001, respectively.

5. DESCRIPTION OF THE PLAN (continued):

Account Forfeitures – Forfeited non-vested amounts are used to reduce Company contributions. Forfeitures of $9,018 and $32,156 for the years ending December 31, 2002 and 2001, respectively, were designated to be used to reduce employer contributions. As of December 31, 2002, the Plan had $61,842 of unused forfeited non-vested amounts.

The following investment options are available to participants:

Putnam Fund for Growth and Income is a member of the Putnam Investment group. The Putnam Fund for Growth and Income seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income or both.

Stable Value Fund consists primarily of fixed income and investment contracts issued by various insurance companies and financial institutions.

Putnam S&P 500 Index Fund is a member of the Putnam Investment group. It includes stocks that comprise the S&P 500 Index, an indicator of the U.S. stock market.

Rio Tinto plc ADR Fund is comprised of American Depositary Receipts (ADR) of Rio Tinto plc. Each Rio Tinto plc ADR represents four ordinary shares of Rio Tinto plc deposited with a U. S. bank or its custodial agent.

Putnam New Opportunities Fund is a member of the Putnam Investment group. The Putnam New Opportunities Fund seeks long-term capital appreciation primarily through common stock investments in companies in economic sectors that Putnam management believes offer above-average potential for growth.

Putnam Voyager Fund is a member of the Putnam Investment group. The Putnam Voyager Fund aggressively seeks capital appreciation through common stock.

Managers Special Equity Fund seeks capital appreciation through investing in equity securities expected to have superior earnings and growth potential. The Fund ordinarily invests at least 65% of it's assets in equity securities of small to medium sized capitalization companies, with emphasis placed on those with market capitalizations of under $1 billion. The Fund will usually have a higher degree of risk and price volatility in an effort to achieve capital appreciation and have a lower income return than diversified equity funds.

5. DESCRIPTION OF THE PLAN (continued):

Putnam Asset Allocation: Growth Fund is a member of the Putnam Investment group. The Putnam Asset Allocation: Growth Fund seeks capital appreciation. The Fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for higher growth potential. Diversification is among different types of stocks with some investments in bonds and money market instruments.

Putnam Asset Allocation: Balanced Fund is a member of the Putnam Investment group. The Putnam Asset Allocation: Balanced Fund seeks total return. The Fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

Putnam Asset Allocation: Conservative Fund is a member of the Putnam Investment group. The Putnam Asset Allocation: Conservative Fund seeks total return consistent with lower volatility. The Fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce risk overall, while a portion remains in stocks to help investments stay ahead of inflation.

Putnam International Growth Fund is a member of the Putnam Investment group. The Putnam International Growth Fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

Putnam Investors Fund is a member of the Putnam Investment group. The Putnam Investors Fund seeks long-term growth of capital by investing mainly in stocks of well-established companies that provide opportunities for growth over the long term.

PIMCO Total Return Fund seeks maximum total return, consistent with preservation of capital. The Fund focuses on intermediate maturity fixed income securities with an average duration of 3-6 years.

UAM/ICM Small Company Fund incorporates an investment strategy that focuses on buying small U.S. company stocks that are undervalued or out-of-favor in the marketplace. The Fund manager screens companies using such criteria as price-to-earnings ratios, return on equity and other financial measures to determine relative value. Additional security analysis incorporates interviews with company management and industry analysis.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements

5. DESCRIPTION OF THE PLAN (continued):

Dreyfus Mid-Cap Value Fund incorporates an investment strategy that focuses on buying mid-sized U.S. company stocks that are undervalued or out-of-favor in the marketplace. The fund manager screens companies using three key factors to identify potential investments: Value; what a stock is worth based on traditional measures such as price-to-earnings ratios and book value, Business health; is the company well managed as a measure of profitability and return on assets? Business momentum; is there a catalyst that will potentially trigger better earnings or profitability in the near future?

MSIF International Equity Fund utilizes an investment strategy that is focused on purchasing the stocks of companies that are located outside of the U.S. The fund manager screens the universe of foreign stocks using traditional value criteria. These criteria examine financial risk, management and a strong business franchise. Once these screens are complete, the remaining companies are analyzed to determine fair market value. Companies that are trading at a significant discount become buy candidates.

Dodge & Cox Stock Fund focuses on buying large U.S. company stocks that are temporarily undervalued or out-of-favor in the marketplace. The fund manager screens companies for underlying financial strength that would include examining future earnings, cash flow and dividends. Only those companies with the best prospects are considered for future investment.

The number of participants in each investment fund at December 31, 2002 and 2001 was as follows:

Investment Fund	2002	2001
Putnam Fund for Growth and Income	660	815
Stable Value Fund	884	981
Putnam S&P 500 Index Fund	556	672
Rio Tinto plc ADR Fund	500	547
Putnam New Opportunities Fund	668	835
Putnam Voyager Fund	509	641
Managers Special Equity Fund	120	119
Putnam Asset Allocation: Growth Fund	105	118
Putnam Asset Allocation: Balanced Fund	82	91
Putnam Asset Allocation: Conservative Fund	74	82
Putnam International Growth Fund	432	522
Putnam Investors Fund	165	194
PIMCO Total Return Fund	350	371
UAM/ICM Small Company Fund	84	-
Dreyfus Mid-Cap Value Fund	64	-
MSIF International Equity Fund	38	-
Dodge & Cox Stock Fund	85	-

5. DESCRIPTION OF THE PLAN (concluded):

The Administrative Committee, consisting of three or more persons appointed by the Kennecott Utah Copper Corporation Board of Directors, administers the Plan. The Administrative Committee has the sole power and responsibility to interpret and construe the provisions of the Plan and decide any disputes, and in general, to direct the administration of the Plan.

The Plan's Stable Value Fund is managed by a third party investment manager. The investment manager receives an investment management fee at an annual rate of 0.90% of the Stable Value Fund's fair value calculated based on the Fund's average month-end balance for each calendar quarter and paid quarterly. The investment manager fees totaling $13,986 and $12,412 for the years ended December 31, 2002 and 2001, respectively, were paid by participants from the Stable Value Fund. Transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participant. The Company pays all other costs and expenses incurred in administering the Plan.

The terms of the Plan may be amended, modified or discontinued after the effective date of the Savings Plan Agreement. Such amendment, modification or discontinuance may occur pursuant to negotiations for hourly production and maintenance employees at Kennecott Utah Copper Corporation who are represented by the labor organizations that are jointly referred to as the Union, or as required by law or to gain Internal Revenue Service approval. No change, however, shall make it possible for any part of the funds of the Plan to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. In addition, no change shall adversely affect the rights of any participant with respect to contributions made prior to the date of the change.

If the Plan is terminated in accordance with the terms described in the preceeding paragraph, each participant's account shall become fully vested and nonforfeitable and distribution of Plan assets shall be made as directed by the Administrative Committee.

6. INCOME TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan Administrator believes that the Plan continues to qualify and to operate as designed.

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions.

Transactions associated with Rio Tinto plc ADR's are considered party-in-interest transactions since Rio Tinto plc is the parent of the Company.

8. INVESTMENTS

The fixed income and investment contracts with financial institutions and insurance companies are restricted in that the Plan may only withdraw funds in accordance with specified changes in participant's investment allocation designations or as a result of benefit payments. A penalty will be imposed on any other early withdrawal or termination of these contracts. Issuers of fixed income contracts do not hold the underlying securities as collateral.

At December 31, 2002 and 2001, all investments were held by Putnam Investments.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements

8. INVESTMENTS (continued):

The following information presents the cost and fair value of all individual investments by type of investment at December 31, 2002:

	December 31, 2002		
	Cost	Fair Value	
The Boston Company			
Money Market Portfolio	$ 92,603	$ 92,603	
Rio Tinto plc ADR Fund	2,523,375	3,205,819	*
Fixed Income Contracts:			
Pacific Mutual Life Insurance Company	728,776	745,816	
State Street Bank and Trust	4,320,981	4,474,288	*
Monumental Life Insurance Company	1,132,405	1,193,281	
Monumental Life Insurance Company	707,291	741,592	
Transamerica Life Insurance Company	1,000,118	1,012,177	
Total Fixed Income Contracts	7,889,571	8,167,154	
Investment Contracts:			
SEI Stable Asset Fund	2,171,233	2,171,233	*
Monumental Life Insurance Company	2,551,521	2,708,328	*
State Street Bank and Trust	1,538,572	1,607,484	
Transamerica Life Insurance Company	1,580,609	1,717,719	
Total Investment Contracts	7,841,935	8,204,764	
Investment Funds:			
Managers Special Equity Fund	622,838	453,967	
Putnam Fund for Growth and Income	6,738,354	4,739,944	*
Putnam S&P 500 Index Fund	3,447,761	3,099,055	*
Putnam New Opportunities Fund	8,439,913	4,086,046	*
Putnam Voyager Fund	4,108,923	2,342,597	*
Putnam Asset Allocation: Growth Fund	344,378	238,683	
Putnam Asset Allocation: Balanced Fund	250,408	190,555	
Putnam Asset Allocation: Conservative Fund	157,755	135,580	
Putnam International Growth Fund	2,832,057	2,156,020	*
Putnam Investors Fund	622,814	388,478	
PIMCO Total Return	1,822,386	1,849,645	
Dreyfus Mid-Cap Value Fund	389,384	300,572	
MSIF International Equity Fund	80,570	76,813	
Dodge & Cox Stock Fund	352,922	319,449	
UAM/ICM Small Company Stock Fund	391,142	357,538	
Total Investment Funds	30,601,605	20,734,942	
TOTAL INVESTMENTS	$48,949,089	$40,405,282	

* Represents 5% or more of net assets available for benefits.

8. INVESTMENTS (continued):

The following information presents the cost and fair value of all individual investments by type of investment at December 31, 2001:

	December 31, 2001		
	Cost	Fair Value	
The Boston Company			
Money Market Portfolio	$ 92,609	$ 92,609	
Rio Tinto plc ADR Fund	2,714,389	3,470,754	*
Fixed Income Contracts:			
New York Life Insurance Company	1,418,233	1,478,975	
Pacific Mutual Life Insurance Company	683,335	719,763	
Monumental Life Insurance Company	1,056,447	1,131,672	
Monumental Life Insurance Company	662,568	703,378	
Principal Mutual Life Insurance Company	1,794,308	1,848,595	
State Street Bank and Trust	2,770,940	2,816,658	*
Transamerica Life Insurance Company	1,000,000	1,034,712	
Total Fixed Income Contracts	9,385,831	9,733,753	
Investment Contracts:			
SEI Stable Asset Fund	3,045,903	3,045,903	*
Monumental Life Insurance Company	1,839,969	1,865,865	
Transamerica Life Insurance Company	1,489,055	1,526,145	
Total Investment Contracts	6,374,927	6,437,913	
Investment Funds:			
Managers Special Equity Fund	810,259	716,387	
Putnam Fund for Growth and Income	8,436,491	7,291,389	*
Putnam S&P 500 Index Fund	4,185,477	4,787,336	*
Putnam New Opportunities Fund	11,002,263	7,268,499	*
Putnam Voyager Fund	5,495,716	4,097,797	*
Putnam Asset Allocation: Growth Fund	393,131	306,325	
Putnam Asset Allocation: Balanced Fund	275,541	236,708	
Putnam Asset Allocation: Conservative Fund	238,382	216,690	
Putnam International Growth Fund	3,532,296	3,161,625	*
Putnam Investors Fund	816,324	615,549	
PIMCO Total Return Fund	1,688,775	1,690,056	
Total Investment Funds	36,874,655	30,388,361	
TOTAL INVESTMENTS	$55,442,411	$50,123,390	

* Represents 5% or more of net assets available for benefits.

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

For the Year Ended December 31, 2002

	Putnam Growth and Income	Stable Value	Putnam S & P Index 500	Rio Tinto ADR	Putnam New Opportunities	Putnam Voyager
Additions (Deductions):						
Investment income:						
Interest and dividends	$ 93,100	$ 907,563	$ -	$ 113,916	$ -	$ 7,234
Net appreciation (depreciation) in fair value of investments	(1,367,981)	167,784	(1,008,367)	68,440	(2,060,134)	(966,058)
Total investment income (loss)	(1,274,881)	1,075,347	(1,008,367)	182,356	(2,060,134)	(958,824)
Contributions:						
Employee contributions	336,866	791,177	293,961	147,491	404,524	245,070
Employer contributions	104,806	230,702	87,557	49,147	116,387	71,473
Total contributions	441,672	1,021,879	381,518	196,638	520,911	316,543
Other deductions:						
Administrative fees	-	(13,986)	-	-	-	-
Benefits paid to participants	(1,081,722)	(4,000,635)	(629,133)	(369,227)	(640,937)	(558,064)
Total other deductions	(1,081,722)	(4,014,621)	(629,133)	(369,227)	(640,937)	(558,064)
Interfund transfers	(636,514)	2,117,641	(432,299)	(274,702)	(1,002,293)	(554,855)
Net increase (decrease)	(2,551,445)	200,246	(1,688,281)	(264,935)	(3,182,453)	(1,755,200)
Net assets available for benefits:						
Beginning of year	7,291,389	16,264,275	4,787,336	3,470,754	7,268,499	4,097,797
End of year	$ 4,739,944	$ 16,464,521	$ 3,099,055	$ 3,205,819	$ 4,086,046	$ 2,342,597

9. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

For the Year Ended December 31, 2002

	Putnam Asset Allocation: Growth	Putnam Asset Allocation: Balanced	Putnam Asset Allocation: Conservative	Putnam International Growth	Putnam Investors	Managers Special Equity
Additions (Deductions):						
Investment income:						
Interest and dividends	$ 7,515	$ 6,524	$ 8,490	$ 10,134	$ -	$ -
Net appreciation (depreciation) in fair value of investments	(51,602)	(34,543)	(12,833)	(504,481)	(157,918)	(143,404)
Total investment income (loss)	(44,087)	(28,019)	(4,343)	(494,347)	(157,918)	(143,404)
Contributions:						
Employee contributions	36,648	24,049	16,678	199,463	71,801	45,646
Employer contributions	12,662	9,365	6,196	57,029	20,454	14,229
Total contributions	49,310	33,414	22,874	256,492	92,255	59,875
Other deductions:						
Administrative fees	-	-	-	-	-	-
Benefits paid to participants	(31,981)	(54,826)	(25,296)	(439,187)	(40,583)	(97,961)
Total other deductions	(31,981)	(54,826)	(25,296)	(439,187)	(40,583)	(97,961)
Interfund transfers	(40,884)	3,278	(74,345)	(328,563)	(120,825)	(80,930)
Net increase (decrease)	(67,642)	(46,153)	(81,110)	(1,005,605)	(227,071)	(262,420)
Net assets available for benefits:						
Beginning of year	306,325	236,708	216,690	3,161,625	615,549	716,387
End of year	$ 238,683	$ 190,555	$ 135,580	$ 2,156,020	$ 388,478	$ 453,967

9. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

For the Year Ended December 31, 2002

	PIMCO Total Return	Dreyfus Mid Cap Value	MSIF International Equity	Dodge & Cox Stock	UAM/ICM Small Co.	Unallocated Amount	Total
Additions (Deductions):							
Investment income:							
Interest and dividends	$ 128,286	$ -	$ 1,855	$ 7,511	$ 4,152	$ -	$ 1,296,280
Net appreciation (depreciation) in fair value of investments	32,280	(165,525)	(3,420)	(60,949)	(45,730)	-	(6,314,441)
Total investment income (loss)	160,566	(165,525)	(1,565)	(53,438)	(41,578)	-	(5,018,161)
Contributions:							
Employee contributions	107,491	46,253	12,266	43,980	34,312	(25,677)	2,831,999
Employer contributions	33,741	11,179	3,336	11,389	9,232	(6,581)	842,303
Total contributions	141,232	57,432	15,602	55,369	43,544	(32,258)	3,674,302
Deductions:							
Administrative fees	-	-	-	-	-	-	(13,986)
Benefits paid to participants	(303,652)	(54,158)	(8,655)	(30,176)	(26,328)	-	(8,392,521)
Total deductions	(303,652)	(54,158)	(8,655)	(30,176)	(26,328)	-	(8,406,507)
Interfund transfers	161,443	462,823	71,431	347,694	381,900		-
Net increase (decrease)	159,589	300,572	76,813	319,449	357,538	(32,258)	(9,750,366)
Net assets available for benefits:							
Beginning of year	1,690,056	-	-	-	-	179,033	50,302,423
End of year	$ 1,849,645	$ 300,572	$ 76,813	$ 319,449	$ 357,538	$ 146,775	$ 40,552,057

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND:

For the Year Ended December 31, 2001

	Putnam Fund for Growth and Income	Stable Value	Putnam S&P Index 500	Rio Tinto plc ADR	Putnam Income	Putnam New Opportunities	Putnam Voyager	Putnam Asset Allocation: Growth
Additions (Deductions):								
Investment Income (Loss):								
Interest and Dividends	$258,132	$1,013,685	$ -	$108,593	$42,653	$ -	$182,777	$9,728
Net appreciation (depreciation) in fair value of investments	(791,102)	559,096	(750,029)	333,927	8,844	(3,390,218)	(1,472,821)	(38,940)
Total Investment Income (loss)	(532,970)	1,572,781	(750,029)	442,520	51,497	(3,390,218)	(1,290,044)	(29,212)
Contributions:								
Employee contributions	522,923	1,101,026	471,719	227,058	63,989	774,240	454,339	55,562
Employer contributions	157,244	317,055	133,634	67,006	19,007	208,260	121,986	18,415
Total Contributions	680,167	1,418,081	605,353	294,064	82,996	982,500	576,325	73,977
Total Additions (Deductions)	147,197	2,990,862	(144,676)	736,584	134,493	(2,407,718)	(713,719)	44,765
Deductions:								
Administrative expenses	-	(12,412)	-	-	-	-	-	-
Benefits paid to participants	(654,300)	(3,791,515)	(391,670)	(238,085)	(75,571)	(500,400)	(325,373)	(13,222)
Total Deductions	(654,300)	(3,803,862)	(391,670)	(238,085)	(75,571)	(500,400)	(325,373)	(13,222)
Interfund transfers and loans	(518,038)	3,643,494	(459,449)	(644,298)	(1,226,380)	(1,052,459)	(686,285)	33,075
Net Increase (Decrease)	(1,025,141)	2,830,429	(995,795)	(145,799)	(1,167,458)	(3,960,577)	(1,725,377)	64,618
Net Assets Available for Benefits								
Beginning of Year	8,316,530	13,433,846	5,783,131	3,616,553	1,167,458	11,229,076	5,823,174	241,707
End of Year	$ 7,291,389	$ 16,264,275	$ 4,787,336	$ 3,470,754	$ -	$ 7,268,499	$ 4,097,797	$ 306,325

KENNECOTT CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9. CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND:

For the Year Ended December 31, 2001

	Putnam Asset Allocation: Balanced	Putnam Asset Allocation: Conservative	Putnam International Growth	Putnam Investors	Managers Special Equity	PIMCO Total Return	Unallocated Amount	Total
Additions (Deductions):								
Investment Income (Loss):								
Interest and Dividends	$9,011	$13,650	$ -	$ -	$ -	$ 86,459	$ -	$ 1,724,688
Net appreciation (depreciation) in fair value of investments	(31,307)	(14,690)	(827,779)	(251,505)	(84,234)	8,922	-	(6,741,836)
Total Investment Income (loss)	(22,296)	(1,040)	(827,779)	(251,505)	(84,234)	95,381	-	(5,017,148)
Contributions:								
Employee contributions	45,583	40,055	330,815	118,419	66,910	67,942	138,362	4,478,942
Employer contributions	12,182	8,108	89,505	31,828	17,406	20,364	40,671	1,262,671
Total Contributions	57,765	48,163	420,320	150,247	84,316	88,306	179,033	5,741,613
Total Additions (Deductions)	35,469	47,123	(407,459)	(101,258)	82	183,687	179,033	724,465
Deductions:								
Administrative expenses	-	-	-	-	-	-	-	(12,412)
Benefits paid to participants	(37,248)	(99,987)	(261,526)	(76,564)	(81,273)	(128,977)	-	(6,675,711)
Total Deductions	(37,248)	(99,987)	(261,526)	(76,564)	(81,273)	(128,977)	-	(6,688,123)
Interfund transfers and loans	(29,409)	38,915	(528,221)	(145,864)	(60,427)	1,635,346	-	-
Net Increase (Decrease)	(31,188)	(13,949)	(1,197,206)	(323,686)	(141,618)	1,690,056	179,033	(5,963,658)
Net Assets Available for Benefits								
Beginning of Year	267,896	230,639	4,358,831	939,235	858,005	-	-	56,266,081
End of Year	$ 236,708	$216,690	$3,161,625	$ 615,549	$ 716,387	$1,690,056	$ 179,033	$ 50,302,423

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 40,552,057	$ 50,302,423
Amounts allocated to withdrawing participants	(53,230)	-
Net assets available for benefits per Form 5500	$ 40,498,827	$ 50,302,423

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 and 2001 to Form 5500:

	2002	2001
Benefits paid to participants per the financial statements	$ 8,392,521	$ 6,675,711
Add: Amounts allocated to withdrawing participants at December 31, 2002	53,230	-
Less: Amounts allocated to withdrawing participants at December 31, 2001	-	-
Benefits paid to participants per Form 5500	$ 8,445,751	$ 6,675,711

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.



SUPPLEMENTAL SCHEDULE

KENNECOTT
SAVINGS PLAN FOR HOURLY EMPLOYEES
FORM 5500 DETAIL SCHEDULE

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2002:

Shares/Units	Description of Investments	Cost	Fair Value
92,603	Boston Company Money Market Portfolio	$92,603	$92,603
40,310	* Rio Tinto plc ADR Fund	2,523,375	3,205,819
	Fixed Income Contracts:		
	Pacific Mutual Life Insurance Company Fixed Income Contract 6.65% Due June 16, 2003	728,776	745,816
	State Street Bank and Trust Fixed Income Contract 5.90% No specified maturity date	4,320,981	4,474,288
	Monumental Life Insurance Company Fixed Income Contract 7.19% Due December 15, 2003	1,132,405	1,193,281
	Monumental Life Insurance Company Fixed Income Contract 6.75% $364,244 due June 15, 2003 Balance due June 15, 2004	707,291	741,592
	Transamerica Life Insurance Company Fixed Income Contract 4.09% Due June 20, 2003	1,000,118	1,012,177
	Total Fixed Income Contracts	$ 7,889,571	$ 8,167,154

*Known party-in-interest

KENNECOTT
SAVINGS PLAN FOR HOURLY EMPLOYEES

FORM 5500 DETAIL SCHEDULE

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2002:

Shares/Units	Description of Investments	Cost	Fair Value
	Investment Contracts:		
	SEI Stable Asset Fund 5.34% No specified maturity date	$ 2,171,233	$ 2,171,233
	Monumental Life Insurance Company 5.75% No specified maturity date	2,551,521	2,708,328
	State Street Bank and Trust 5.75% No specified maturity date	1,538,572	1,607,484
	Transamerica Life Insurance Company 5.93% No specified maturity date	1,580,609	1,717,719
	Total Investment Contracts	$ 7,841,935	$ 8,204,764

KENNECOTT
SAVINGS PLAN FOR HOURLY EMPLOYEES

FORM 5500 DETAIL SCHEDULE

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2002:

Shares/Units	Description of Investments	Cost	Fair Value
	Investment Funds:		
8,242	Managers Special Equity Fund	$ 622,838	$ 453,967
334,742	* Putnam Fund for Growth and Income	6,738,354	4,739,944
143,210	* Putnam S&P 500 Index Fund	3,447,761	3,099,055
140,029	* Putnam New Opportunities Fund	8,439,913	4,086,046
179,509	* Putnam Voyager Fund	4,108,923	2,342,597
29,948	* Putnam Asset Allocation: Growth Fund	344,378	238,683
22,766	* Putnam Asset Allocation: Balanced Fund	250,408	190,555
17,076	* Putnam Asset Allocation: Conservative Fund	157,755	135,580
130,510	* Putnam International Growth Fund	2,832,057	2,156,020
43,600	* Putnam Investors Fund	622,814	388,478
173,350	PIMCO Total Return Fund	1,822,386	1,849,645
17,146	Dreyfus Mid-Cap Value Fund	389,384	300,572
5,258	MSDW International Equity Fund	80,570	76,813
3,628	Dodge & Cox Stock Fund	352,922	319,449
14,928	UAM/ICM Small Company Stock Fund	391,142	357,538
	Total Investment Funds	$ 30,601,605	$ 20,734,942
	TOTAL INVESTMENTS	$ 49,949,089	$ 40,405,282

*Known party-in-interest

No individual transactions to be reported.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-46865) of Rio Tinto plc of our report dated June 24, 2003 relating to the financial statements of the Kennecott Corporation Savings Plan for Hourly Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Salt Lake City, Utah
July 8, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Kennecott Corporation Savings Plan for Hourly Employees (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher L. Crowl, Vice President Human Resources of Kennecott Utah Copper Corporation (the "Plan Administrator"), certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

DATED this 11th day of July 2003.

CHRISTOPHER L. CROWL
Vice President Human Resources
Kennecott Utah Copper Corporation
Plan Administrator